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                             December 14, 2023

       Holly A. Aglio
       Chief Financial Officer
       Marchex, Inc.
       1200 5th Ave, Suite 1300
       Seattle, WA 98101

                                                        Re: Marchex, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2023
                                                            File No. 000-50658

       Dear Holly A. Aglio:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended March 31, 2023

       Exhibit 31.1

   1. You refer to the wrong report in paragraph 1 of the certification as you reference the annual report on Form
10-K rather than the quarterly report on Form 10-Q. Please file a full amendment to your
March 31, 2023 Form 10-Q to revise the certification to identify the correct report in
paragraph 1. This also applies to Exhibit 31.1 of the Form 10-Q for the fiscal quarter
ended June 30, 2023.

       Exhibit 32

   2. The Exhibit 32 certification for your March 31, 2023 Form 10-Q states it is for the period ending March 31, 2022.
In addition, the certification is not signed by your Principal
                                                        Executive Officer,
Edwin Miller. As such, please amend the Form 10-Q that includes
                                                        Exhibit 32 stating the
correct interim period to which it applies and the signature of
 Holly A. Aglio
Marchex, Inc.
December 14, 2023
Page 2
         Principal Executive Officer. In so doing, ensure the certification is currently dated and refers to the March 31, 2023 Form 10-Q as amended.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameHolly A. Aglio                               Sincerely,
Comapany NameMarchex, Inc.
                                                               Division of
Corporation Finance
December 14, 2023 Page 2                                       Office of Trade
& Services
FirstName LastName